

June 13, 2012

Via Facsimile
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re: Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed April 30, 2012**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your response filed on May 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Robert Gwin
Anadarko Petroleum Corporation
June 13, 2012
Page 2

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Contingencies, page 15

Deepwater Horizon Events, page 16

Penalties and Fines, page 16

1.   We note your response to comment 2 in our letter dated May 22, 2012 further explains
        the basis for your assertion that civil penalties under Section 311 of the Clean Water Act
        are deemed to be probable, but not estimable. Please provide us with additional
        information explaining the procedures you undertake on a periodic basis to attempt to
        develop an estimated loss. In addition, please tell us when you expect the primary factors
        you have identified as preventing the estimation of a penalty (e.g., the subjective nature
        of the statute, the preliminary status of the proceeding, etc) to be alleviated.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have
questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Ethan Horowitz

                                                Ethan Horowitz
                                                Branch Chief